SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

THE LINCOLN NATIONAL CORPORATION
EMPLOYEES’ SAVINGS AND PROFIT-SHARING PLAN

(Full title of the Plan)

[Current Registration Number 33-52667]

Lincoln National Corporation

Centre Square West

1500 Market Street, Suite 3900

Philadelphia, PA 19102

(Name of Issuer and principal executive office)

Financial Statements and Schedule

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Years ended December 31, 2003 and 2002 with Report of
Independent Registered Public Accounting Firm

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Financial Statements
and Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan at December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young
Philadelphia, Pennsylvania
June 10, 2004

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2003	2002
Assets
Investments
Common stock fund	$133,148,297	$118,012,690
Pooled separate accounts	218,800,055	164,187,405
Investment contract	53,209,090	51,382,658
Participant loans	8,487,832	9,442,798

Total investments	413,645,274	343,025,551
Cash	—	2,900
Accrued interest receivable	3,183	3,465
Contributions receivable from participant deferrals	—	20,148
Contributions receivable from participating employers	16,030,803	846,667
Due from broker	50,608	-

Total assets	429,729,868	343,898,731

Liabilities
Due to broker	—	(27,652)

Total liabilities	—	(27,652)

Net assets available for plan benefits	$429,729,868	$343,871,079

See accompanying notes.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31
	2003	2002
Additions
Investment income:
Cash dividends—Lincoln National Corporation	$4,550,704	$4,718,798
Interest—The Lincoln National Life Insurance Company	2,121,466	2,501,507
Interest on participant loans	631,550	925,696

Total investment income	7,303,720	8,146,001

Contributions:
Participants	27,686,335	23,597,921
Participating employers	24,915,968	8,662,466

Total contributions	52,602,303	32,260,387

Transfers from affiliated plans	—	42,253

Total additions	59,906,023	40,448,641
Deductions
Distributions to participants	(45,610,291)	(68,248,640)
Transfers to affiliated plans	(284,235)	—
Administrative expenses	(212,925)	(225,976)

Total deductions	(46,107,451)	(68,474,616)

Net realized and unrealized appreciation (depreciation) in fair value of investments	72,060,217	(94,188,761)
Net increase (decrease) in net assets available for plan benefits	85,858,789	(122,214,736)
Net assets available for plan benefits at beginning of the year	343,871,079	466,085,815

Net assets available for plan benefits at end of the year	$429,729,868	$343,871,079

See accompanying notes.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2003

1. Significant Accounting Policies

Investments

The investment in Lincoln National Corporation (“LNC”) common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company (“Lincoln Life” or “Employer”). Contract value represents net contributions made plus interest at the contract rate. These contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Lincoln National Corporation Employees’ Savings and Profit Sharing Plan (“Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. The Plan is a contributory, defined contribution plan which covers substantially all employees of LNC and certain of its subsidiaries (“Employer”) who meet certain eligibility requirements as defined by the Plan. A participant may make pretax contributions at a rate of at least 1%, but not more than 15% of compensation (not more than 8% for highly compensated employees), up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service (“IRS”).

As a result of changes in participants’ employment status, $284,235 was transferred to affiliated Lincoln Life plans during 2003 and $42,253 was transferred from affiliated Lincoln Life plans in 2002.

The participants are fully vested in their contributions and direct the Plan to invest their contributions and the guaranteed employer contributions in any combination of the investment options offered under the Plan. Discretionary employer contributions are immediately invested in the LNC Common Stock Fund, however, participants can immediately direct the investment of the discretionary Employer contributions to other funds.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Employer contributions to the Plan are based on an amount equal to a participant’s contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 50% to 150%, which is based on LNC’s increase in operating income.

Participants’ contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

The Employer has the right in accordance with the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants’ accounts shall become fully vested.

Participants have the option of either receiving payment of dividends earned on the LNC Common Stock Fund or having the dividends reinvested in the LNC Common Stock Fund.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant’s account, less the highest outstanding loan balance in the previous twelve-month period.

Upon termination of service due to disability, retirement or death, a participant or beneficiary, in case of the participant’s death, may elect to receive either a lump-sum amount equal to the entire value of the participant’s account, or an installment option if certain criteria are met. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $5,000 are immediately distributable under the terms of the Plan, without the Participant’s consent, unless a timely election of rollover to an IRA or another qualified plan has been made.

Each participant’s account is credited with the participant’s contributions, matching contributions from the Employer and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited non-vested amounts may be used to reduce future Employer contributions. No forfeitures were used to offset contributions in 2003 and 2002. Unallocated forfeitures were $678,687 and $317,281 at December 31, 2003 and 2002, respectively.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31, 2003		December 31, 2002
	Number of		Number of
	Shares, Units	Fair	Shares, Units	Fair
	or Par Value	Value	or Par value	Value
Common stock—Lincoln National Corporation	3,232,092	$130,479,554	3,629,147	$114,608,462
Pooled separate accounts—Lincoln Life:
Core Equity Fund	2,124,994.432	26,938,342	2,103,553.039	20,541,826
Medium Capitalization Equity Fund	2,053,301.319	22,439,503	2,059,190.366	16,926,545 *
Short-Term Fund	6,602,870.440	24,085,951	7,073,753.060	25,596,375
Large Capitalization Equity Fund	2,772,996.744	22,580,235	2,787,317.728	18,299,298
Investment contracts—Lincoln Life	$53,209,090	53,209,090	$51,382,658	51,382,658

*	Individual investment does not represent 5% or more of the Plan’s assets but is presented for comparative purposes.

The investment contracts earned an average interest rate of approximately 4.00% and 4.88% in 2003 and 2002, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 5.00% and 4.50% at December 31, 2003 and 2002, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rate for the remaining contract value balance at December 31, 2003 and 2002 was 4.00% and 4.50%, respectively, and was determined based upon the performance of Lincoln Life’s general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.5% for the first five contract years, 4% for years 6-10 and 3.5% following year 10. The guarantee is based on Lincoln Life’s ability to meet its financial obligations out of its general assets. Restrictions may apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

During 2003 and 2002 the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2003	2002
Fair value as determined by quoted market price:
Common stock	$30,656,569	$(62,492,781)
Pooled separate accounts	41,403,648	(31,695,980)

Total	$72,060,217	$(94,188,761)

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Transactions With Parties-In-Interest

The Plan has investments in common stock of LNC, and in pooled separate accounts and investment contracts with Lincoln Life of $130,479,554, $218,800,055 and $53,209,090, respectively, at December 31, 2003 (30.36%; 50.92% and 12.38% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and financial services industries.

LNC and Lincoln Life also provide certain administrative services at no charge to the Plan. Trustee fees and additional expenses incurred solely for the LNC Common Stock Fund are charged directly to the LNC Common Stock Fund. Audit fees are charged to earnings of all investment funds based upon the market value of the respective funds applicable to each investment option. These transactions are exempt.

SCHEDULE

The Lincoln National Life Insurance Company
Employees’ Savings and Profit-Sharing Plan

Plan Number: 009
EIN: 35-0472300

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2003

(b)	(c)		(d)	(e)
	Description of Investment
	Including Maturity
Identity of Issuer, Borrower,	Date, Rate of Interest,			Current
Lessor or Similar Party	Par or Maturity Value		Cost	Value
* Common stock fund:
Lincoln National Corporation Common Stock	3,232,092.00	shares	**	$130,479,554
Wells Fargo Bank Short-Term Investment Fund	2,668,742.95	shares	**	2,668,743

				133,148,297
* Pooled separate accounts—The Lincoln National Life Insurance Company:
Core Equity Fund	2,124,994.432	participation units	**	26,938,342
Medium Capitalization Equity Fund	2,053,301.319	participation units	**	22,439,503
Short Term Fund	6,602,870.440	participation units	**	24,085,951
Government/Corporate Bond Fund	1,995,106.957	participation units	**	16,405,565
Large Capitalization Equity Fund	2,772,996.744	participation units	**	22,580,235
Balanced Fund	1,348,529.967	participation units	**	9,468,703
High Yield Bond Fund	2,317,988.536	participation units	**	7,762,712
Small Capitalization Equity Fund	2,751,255.503	participation units	**	19,217,520
Value Equity Fund	4,276,133.932	participation units	**	9,373,286
International Equity Fund	1,865,939.644	participation units	**	13,416,106
Conservative Balanced Fund	920,191.329	participation units	**	1,806,520
Aggressive Balanced Fund	1,330,577.981	participation units	**	2,842,780
Delaware Growth and Income Fund	1,683,738.026	participation units	**	2,573,930
Scudder VIT Equity 500 Index Fund	13,477,863.286	participation units	**	12,285,073
Fidelity VIP Contrafund	4,786,187.344	participation units	**	5,194,449
Neuberger-Berman AMT Regency Fund	2,867,578.219	participation units	**	3,348,471
Social Awareness Fund	1,326,196.954	participation units	**	1,254,582
Janus Aspen Series Worldwide Growth Fund	4,363,985.099	participation units	**	3,774,411
Neuberger Berman Mid-Cap Growth Fund	4,990,667.649	participation units	**	4,597,403
Scudder VIT Small Cap Index Fund	4,366,421.203	participation units	**	5,781,142
Janus Aspen Growth Fund	230,784.714	participation units	**	2,097,602
Fidelity VIP Overseas Fund	143,795.721	participation units	**	1,555,769

				218,800,055
* Investment contracts—The Lincoln National Life Insurance Company (Guaranteed Fund)		4.00% interest rate	**	53,209,090
Participant loans	Various loans at interest rates varying from 5.25% to 11.5%		—	8,487,832

				$413,645,274

*	Indicates party-in-interest to the plan.

**	Indicates a participant-directed fund. The cost disclosure is not applicable.

SIGNATURE

THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan

June 28, 2004	By: /s/ Stephen Dover

Stephen Dover